

Mail Stop 3561

November 19, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Sean Webster
Chief Financial Officer
Baoshinn Corporation
A-B 8/F Hart Avenue
Tsimshatsui, Kowloon, Hong Kong

> **Re: Baoshinn Corporation**
> **Form 10-K for the Year Ended March 31, 2008**
> **File No. 000-52779**

Dear Mr. Webster:

   We have reviewed your response dated November 17, 2008 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended March 31, 2008

Item 9A. Controls and Procedures, page 46

1. We note your response to our previous comment 5, but disagree with your conclusion. Your response and conclusion does not appear to have considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. As such an assessment of disclosure controls and procedures is not appropriate. Please revise.

2. Further, we note that Rule 13(a)-15 of the Securities Exchange Act of 1934 defines internal controls as policies and procedures that, in part, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. As such, your restatement resulting from a change your revenue recognition policies to comply with US GAAP is a clear indicator that your internal control over financial reporting was ineffective; that is, your internal control structure was unable to identify a situation where your accounting policies were not in compliance with US GAAP, affecting your ability to properly report your financial information. As such, please revise your assessment of internal control over financial reporting to "ineffective" in your amended Form 10-K.

Other

3. Please provide us with an updated draft Form 10-K/A with your next response. We will review all of your proposed revisions upon resolution of this remaining issue.

4. Please correct the apparent error in the dating of your auditor's report. We refer specifically to the phrase "except as to note 20, as to the date is consent letter date. . ." We would expect to see an actual date cited. Please revise and advise, as appropriate.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief